May 31, 2012

Katherine Hsu Office Chief Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission Mail Stop 3628 100 F Street, N.E. Washington, DC 20549

Re:	Barclays Commercial Mortgage Securities LLC
Registration Statement on Form S-3
Filed on February 7, 2012
Amendment No. 1 to Registration Statement on Form S-3
Filed on April 30, 2012
(File No. 333-179413)

Dear Ms. Hsu:

We are counsel to Barclays Commercial Mortgage Securities LLC (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).

As discussed previously with you and Mr. David Beaning, the Registrant agrees to include, in the prospectus and prospectus supplement it files pursuant to Rule 424(b) in connection with each series of securities issued under the Registration Statement, all material information relating to the Registrant’s compliance with the Trust Indenture Act of 1939, as applicable based on the then current impact of Retirement Board of the Policeman’s Annuity and Benefit Fund of Chicago v. The Bank of New York Mellon, No. 11 Civ. 5459 (WHP), 2012 U.S. Dist. LEXIS 47133 (S.D.N.Y. Apr. 3, 2012).

If you have questions concerning the foregoing, please contact the undersigned.

Anna H. Glick  Tel +1 212 504 6309    Fax +1 212 504 6666    anna.glick@cwt.com

Katherine Hsu
May 31, 2012

Very truly yours,

/s/ Anna H. Glick

Anna H. Glick

cc.           Larry Kravetz
Daniel Vinson
(Barclays Commercial Mortgage Securities LLC)